

Mail Stop 4546

November 3, 2016

William Hunter
President and Chief Executive Officer
Cardiome Pharma Corp.
1441 Creekside Drive, 6th Floor
Vancouver, British Columbia
Canada V6J 4S7

Re: **Cardiome Pharma Corp.**
       Form 40-F for Fiscal Year Ended December 31, 2015
       Filed March 29, 2016
       File No. 000-29338

Dear Mr. Hunter:

We have reviewed your October 13, 2016 response to our comment letter and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 28, 2016 letter.

Form 40-F for Fiscal Year Ended December 31, 2015

Exhibit 1.2
Notes to Consolidated Financial Statements
20. Segmented Information, page 23

1. We note your responses dated August 26, 2016 and October 13, 2016 to our prior comments. Please quantify for us revenues from external customers for each of your products for each of the years ended December 31, 2014 and 2015 and tell us your consideration of disclosing this information pursuant to the entity-wide disclosure requirements in ASC 280-10-50-40.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jacob Luxenburg, Staff Accountant at 202-551-2339 or Sharon Blume, Accounting Branch Chief at 202-551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Joseph McCann at 202-551-6262 with any other questions.

Sincerely,

/s/ Sharon M. Blume *for*

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance